

July 22, 2011

Via Facsimile
Mr. Peter E. Kalan
Chief Executive Officer
CSG Systems International, Inc.
9555 Maroon Circle
Englewood, Colorado 80112

> **Re:** **CSG Systems International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 9, 2011**
> **File No. 000-27512**

Dear Mr. Kalan:

We have reviewed your letter dated July 6, 2011 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 14, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 12 – Unaudited Quarterly Financial Data, page 88

1.      We have reviewed your response to prior comment 4 and while we note you do not present gross margin/profit on your Consolidated Statements of Income, you should present gross profit/margin, or alternatively, cost of revenues in your unaudited quarterly financial data schedule. Refer to Item 302(A)(1) of Regulation S-K and Question 3 of SAB Topic 6.G.1.a.

Mr. Peter E. Kalan
CSG Systems International, Inc.
July 22, 2011
Page 2


      You may contact Jaime John, Staff Accountant at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3406 with any other questions.

                    Sincerely,

                    /s/ Patrick Gilmore

                    Patrick Gilmore
                    Accounting Branch Chief